Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

July 6, 2012

VIA ELECTRONIC TRANSMISSION

AND COURIER

Ms. Christina Chalk

Senior Special Counsel, Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4720

Washington, D.C. 20549

Re:	Charming Shoppes, Inc.
Schedule TO-I filed June 28, 2012
SEC File No. 5-33215

Dear Ms. Chalk:

On behalf of Charming Shoppes, Inc. (the “Company”), we are hereby providing the following responses to your comment letter, dated July 5, 2012 (the “Comment Letter”), regarding the above-referenced Tender Offer Statement on Schedule TO (the “Schedule TO”) filed on June 28, 2012, in connection with the Company’s offer (the “Offer”) to purchase up to all of its outstanding 1.125% Senior Convertible Notes due 2014 (the “Notes”) as required by the Indenture, dated as of April 30, 2007 (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of June 14, 2012 (the “First Supplemental Indenture,” and the Base Indenture as supplemented by the First Supplemental Indenture, the “Indenture”) between the Company and Wells Fargo Bank, National Association, a national banking association, as trustee (the “Trustee”). To assist your review, we have retyped the text of the Staff’s comments in italics below. All capitalized terms used but not defined herein have the meanings ascribed to them in the Company’s Notice of Fundamental Change, Offer to Purchase and Entry into Supplemental Indenture to Holders of 1.125% Senior Convertible Notes Due 2014, dated June 28, 2012 (the “Offer to Purchase”). The responses and information described below are based upon information provided to us by the Company.

1.	We note the statement under Item 10(b) of Schedule TO-I to the effect that the Charming Shoppes does not believe that it is required to provide pro forma information. In your response letter, explain how you determined that disclosure about the pro forma effect of this offer is not material. Specifically address the impact of the offer on earnings, EPS and book value per share. We may have additional comments after reviewing your response.

The Company does not believe the inclusion of pro forma financial information in connection with the Merger is necessary or required in the Schedule TO or the Offer to

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Ms. Christina Chalk

Senior Special Counsel, Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

July 6, 2012

Purchase. Item 10 to Schedule TO (“Item 10”) states that, if material, an offeror must furnish the pro forma financial information required by Item 1010(b) of Regulation M-A for the issuer in a tender offer. Instruction (a) to Item 10 states that “Financial statements must be provided when the offeror’s financial condition is material to a security holder’s decision whether to sell, tender or hold the securities sought. The facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.” However, instruction (b) to Item 10 further states that “Financial statements are not considered material when: (a) The consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and either: (c) the offeror is a public reporting company under Section 13(a) or 15(d) of the Act that files reports electronically on EDGAR, or (d) the offer is for all outstanding securities of the subject class.”

The Company respectfully submits that the inclusion of pro forma financial information is explicitly deemed immaterial and thus not required in accordance with Instruction (b) to Item 10. Each of the Elements of Instruction (b) to Item 10 is discussed below.

The consideration offered consists solely of cash

The purchase price for the Notes in the offer consists solely of a cash payment of $1,000.00 plus accrued and unpaid interest to, but excluding, the Fundamental Change Repurchase Date.

The offer is not subject to any financing condition

The Company states in the Offer to Purchase that it intends to use cash on hand, funds made available by the Company’s parent, Ascena Retail Group, Inc., or, if required, borrowings under its credit agreements to purchase the notes. None of these options are conditional.

The offeror is a public reporting company under Section 13(a) or 15(d) of the Act that files reports electronically on EDGAR

Although the Company filed its Form 15 with the Commission on June 25, 2012 to terminate its reporting requirements in connection with the Merger, it remains a reporting company for 90 days after the filing of the Form 15 and continues to file reports electronically on EDGAR. Moreover, the second option to satisfy the third part of the test set forth under Instruction (b) to Item 10 is satisfied, as discussed immediately below.

Ms. Christina Chalk

Senior Special Counsel, Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

July 6, 2012

The offer is for all outstanding securities of the subject class

The Offer is for all of the outstanding Notes.

Based on the foregoing, the Company believes Instruction (b) to Item 10 explicitly states that the Company is not required to provide pro forma financial information pursuant to Item 1010(b) of Regulation M-A.

2.	See our last comment above. If the impact on earnings, EPS and book value per share is quantitatively immaterial, explain whether investors would consider that disclosure material in making their investment decision.

As discussed above, the Company does not believe that pro forma financial information is required in the Schedule TO. In addition, since the Notes are no longer convertible at any time or under any circumstances into shares of common stock of the Company, the Company further submits that the impact of the Offer on earnings, EPS and book value per share is not relevant to Holders who might otherwise be interested in such metrics as potential equity holders. Since Holders are no longer entitled to receive common stock, any Holder that chooses not to tender its Notes in the Offer would be concerned solely with the Company’s ability to make timely interest payments, to pay any cash conversion consideration and to repay the notes in full at maturity. The Company expects that it will continue to make all requisite payments with respect to any Notes that remain outstanding after the Offer in a timely manner. In addition, the Company expects a substantial majority of the Notes to be tendered in the offer as a result of the small semi-annual interest payments of 1.125% under the Notes and since the notes are “out of the money” through maturity as a result of the Merger regardless of the Offer’s pro forma impact on the Company. As a result of the foregoing, the Company respectfully submits that making an affirmative disclosure regarding the Offer’s the impact on earnings, EPS and book value per share is unnecessary.

The undersigned, on behalf of the Company, hereby acknowledges that:

•	the Company responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Christina Chalk

Senior Special Counsel, Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

July 6, 2012

Please contact me at (212) 969-3492 with any questions or further comments you may have or if you wish to discuss the above responses.

Very truly yours,

/s/ Frank J. Lopez, Esq.

     Frank J. Lopez, Esq.

cc:	Charming Shoppes, Inc.
Ascena Retail Group, Inc.